   As filed with the Securities and Exchange Commission on September 10, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------
                               BMC SOFTWARE, INC.
                       (Name of Subject Company (Issuer))
                      ------------------------------------
                               BMC SOFTWARE, INC.
                        (Name of Filing Person (Offeror))

  Certain Options Under the BMC Software, Inc. 1994 Employee Incentive Plan, as amended, and the BMC Software, Inc. 2000 Employee Stock Incentive Plan, as amended, to Purchase Common Stock, par value $0.01 per share, that have an
        Exercise Price of $30.00 Per Share or More From Eligible Holders
                         (Title of Class of Securities)

                                   055 407105

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             Robert H. Whilden, Jr.
                    Senior Vice President and General Counsel
                               BMC Software, Inc.
                             2101 CityWest Boulevard
                            Houston, Texas 77042-2827
                            Telephone: (713) 918-8800

                      ------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                            CALCULATION OF FILING FEE

          Transaction Valuation*                         Amount of Filing Fee
          ----------------------                         --------------------
              $154,886,000                                     $14,250


         *CALCULATED SOLELY FOR PURPOSES OF DETERMINING THE FILING FEE. THIS AMOUNT ASSUMES THAT OPTIONS TO PURCHASE 7,362,796 SHARES OF COMMON STOCK OF BMC SOFTWARE, INC. HAVING A WEIGHTED AVERAGE EXERCISE PRICE OF $42.16 AS OF SEPTEMBER 10, 2002 WILL BE EXCHANGED PURSUANT TO THIS OFFER. THE AGGREGATE VALUE OF SUCH OPTIONS WAS CALCULATED USING THE BLACK-SCHOLES OPTION PRICING MODEL. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS .000092 OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:                     Not applicable.
                  Form or Registration No.:                   Not applicable.
                  Filing party:                               Not applicable.
                  Date filed:                                 Not applicable.


[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ]      third party tender offer subject to Rule 14d-1.

                  [X]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. FREQUENTLY ASKED QUESTIONS AND ANSWERS.

                  The information set forth under "Frequently Asked Questions and Answers" in the Offer to Exchange is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) NAME AND ADDRESS.

                  The name of the issuer is BMC Software, Inc., a Delaware corporation (the "Company"). The Company's principal executives offices are located at 2101 CityWest Boulevard, Houston, Texas 77042-2827, and its telephone number is (713) 918-8800. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning BMC Software, Inc.") is incorporated herein by reference.

         (b) SECURITIES.

                  This Schedule TO relates to an offer by the Company to current U.S. employees of the Company or its subsidiaries (excluding (a) the Company's Chief Executive Officer, Chief Financial Officer or Senior Vice Presidents, (b) members of the Company's Board of Directors and (c) any of the Company's employees who received any options from the Company on or after March 9, 2002) to exchange all of his or her options outstanding under the BMC Software, Inc. 1994 Employee Incentive Plan, as amended, and the BMC Software, Inc. 2000 Employee Stock Incentive Plan, as amended, (collectively, the "Plans"), to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), having an exercise price of $30.00 or more (the "Eligible Options") for new options (the "New Options") to purchase shares of Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election to Exchange. The Election to Exchange and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer". The information set forth in the Offer to Exchange under "Frequently Asked Questions and Answers," "Introduction," Section 1 ("Eligibility; Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) TRADING MARKET AND PRICE.

                  The information set forth in the Offer to Exchange under
Section 7 ("Price Range of Common Stock underlying the Options") is incorporated herein by reference. No trading market exists for the options to purchase Common Stock that are subject to the Offer.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) NAME AND ADDRESS.

                  The information set forth under Item 2(a) above is incorporated herein by reference.

                  The information set forth in Schedule A to the Offer to Exchange ("Information Concerning the Directors and Executive Officers of BMC Software, Inc.") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) MATERIAL TERMS.

                  The information set forth in the Offer to Exchange under "Frequently Asked Questions and Answers," "Introduction," Section 1 ("Eligibility; Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Participate in the Exchange"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material United States Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) PURCHASES.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements concerning the Options") is incorporated herein by reference. Except for Stephen
B. Solcher, Vice President, Treasurer of the Company, none of the executive officers or directors of the Company are eligible to participate in the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) PURPOSES.

                  The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) USE OF SECURITIES ACQUIRED.

                  The information set forth in the Offer to Exchange under
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) PLANS.

                  The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference. The Company from time to time evaluates strategic acquisitions and expects to combine to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) SOURCE OF FUNDS.

                  The information set forth in the Offer to Exchange under
Section 8 ("Source and Amount of Consideration; Terms of New Options") and
Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) CONDITIONS.

                  The information set forth in the Offer to Exchange under
Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d) BORROWED FUNDS.

                  Not applicable.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

         (a) SECURITIES OWNERSHIP.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements concerning the Options") is incorporated herein by reference.

         (b) SECURITIES TRANSACTIONS.

                  The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) SOLICITATIONS OR RECOMMENDATIONS.

                  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) FINANCIAL INFORMATION.

                  The information set forth in Items 8 and 14 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2001 and the information set forth in Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 are incorporated herein by reference. See
Section 16 of the Offer to Exchange for instructions on how you can obtain copies of our filings with the Securities and Exchange Commission ("SEC"), including filings that contain our financial statements.

         (b) PRO FORMA INFORMATION.

                  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

                  Except for Steven B. Solcher, Vice President, Treasurer of the Company, none of the executive officers or directors of the Company are eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the exchange offer are pending.

         (b) OTHER MATERIAL INFORMATION.

                  Not applicable.

ITEM 12. EXHIBITS.

         (a)(1)(A)         Offer to Exchange, dated September 10, 2002

         (a)(1)(B)         Form of Election to Exchange

         (a)(1)(C)         Form of E-mail from CEO to Eligible Option Holders

         (a)(1)(D)         Form of E-mail from Human Resources to Eligible
                           Option Holders

         (a)(1)(E)         Form of Employee Program Description and Decision
                           Guide

         (a)(1)(F)         Form of Modeling Tool

         (a)(1)(G)         Form of Confirmation

         (a)(1)(H) BMC Software, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, previously filed with the SEC and incorporated herein by reference

         (a)(1)(I) BMC Software, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, previously filed with the SEC and incorporated herein by reference

         (a)(1)(J) BMC Software, Inc. Proxy Statement on Schedule 14A filed with the SEC on July 25, 2002 and incorporated herein by reference

         (a)(1)(K)         Form of Internal Website

         (b)               Not applicable

         (d)(1) BMC Software, Inc. 1994 Employee Incentive Plan (incorporated by reference to Exhibit 10.7(a) to the Company's Annual Report on Form 10-K for the year ended March 31, 1995 (the "1995 10-K"))

         (d)(2) Form of Option Agreement pursuant to the BMC Software, Inc. 1994 Employee Incentive Plan (incorporated by reference to Exhibit 10.7(b) to the 1995 10-K))

         (d)(3) Memorandum to Participants regarding BMC Software, Inc. 1994 Employee Incentive Plan

         (d)(4) BMC Software, Inc. 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

         (d)(5) First Amendment to 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.4(b) to the Company's Annual Report on Form 10-K for the year ended March 31, 2002 (the "2002 10-K"))

         (d)(6) Second Amendment to 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.4(c) to the Company's 2002 10-K)

         (d)(7) Form of Option Agreement pursuant to the BMC Software, Inc. 2000 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.4(d) to the Company's 2002 10-K)

         (d)(8) Memorandum to Participants regarding BMC Software, Inc. 2000 Employee Stock Incentive Plan

         (g)               Not applicable

         (h)               Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Not applicable.

                                   SIGNATURES

         AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS SCHEDULE TO IS TRUE, COMPLETE AND CORRECT.

Dated: September 10, 2002                BMC SOFTWARE, INC.


                                         By:      /s/ Robert H. Whilden, Jr.
                                            ------------------------------------
                                            Name:  Robert H. Whilden, Jr.
                                            Title: Senior Vice President and
                                                   General Counsel

                                  EXHIBIT INDEX

ITEM 14. EXHIBITS.

         (a)(1)(A)         Offer to Exchange, dated September 10, 2002

         (a)(1)(B)         Form of Election to Exchange

         (a)(1)(C)         Form of E-mail from CEO to Eligible Option Holders

         (a)(1)(D)         Form of E-mail from Human Resources to Eligible
                           Option Holders

         (a)(1)(E)         Form of Employee Program Description and Decision
                           Guide

         (a)(1)(F)         Form of Modeling Tool

         (a)(1)(G)         Form of Confirmation

         (a)(1)(H) BMC Software, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, previously filed with the SEC and incorporated herein by reference

         (a)(1)(I) BMC Software, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, previously filed with the SEC and incorporated herein by reference

         (a)(1)(J) BMC Software, Inc. Proxy Statement on Schedule 14A filed with the SEC on July 25, 2002 and incorporated herein by reference

         (a)(1)(K)         Form of Internal Website

         (b)               Not applicable

         (d)(1) BMC Software, Inc. 1994 Employee Incentive Plan, as amended (incorporated by reference to Exhibit 10.7(a) to the Company's Annual Report on Form 10-K for the year ended March 31, 1995 (the "1995 10-K"))

         (d)(2)            Form of Option Agreement pursuant to the BMC
                           Software, Inc. 1994 Employee Incentive Plan
                           (incorporated by reference to Exhibit 10.7(b) to the 1995 10-K))

         (d)(3)            Memorandum to Participants regarding BMC Software,
                           Inc. 1994 Employee Incentive Plan

         (d)(4)            BMC Software, Inc. 2000 Employee Stock Incentive Plan
                           (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

         (d)(5)            First Amendment to 2000 Employee Stock Incentive Plan
                           (incorporated by reference to Exhibit 10.4(b) to the Company's Annual Report on Form 10-K for the year ended March 31, 2002 (the "2002 10-K"))

         (d)(6)            Second Amendment to 2000 Employee Stock Incentive
                           Plan (incorporated by reference to Exhibit 10.4(c) to the Company's 2002 10-K)

         (d)(7)            Form of Option Agreement pursuant to the BMC
                           Software, Inc. 2000 Employee Stock Incentive Plan
                           (incorporated by reference to Exhibit 10.4(d) to the Company's 2002 10-K)

         (d)(8)            Memorandum to Participants regarding BMC Software,
                           Inc. 2000 Employee Stock Incentive Plan

         (g)               Not applicable

         (h)               Not applicable